Hydro One Reports First Quarter Results, Announces New CEO, CFO, and Increases Dividend

Renewed leadership and strong fundamentals continue to drive momentum while receipt of the distribution rates decision results in earnings catch up

TORONTO, May 9, 2019 - Hydro One Limited (Hydro One or the Company) today announced its financial and operating results for the first quarter ended March 31, 2019.
First Quarter Highlights

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Catch up revenues, favourable weather and lower taxes contributed to earnings per share (EPS) of $0.29 and adjusted EPS of $0.52, compared to $0.37 and $0.35, respectively, for the same period in 2018.

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The Company received a regulatory decision regarding its 2018-2022 Distribution Revenue Requirement Application and submitted its 2020-2022 Transmission Rate Application to the Ontario Energy Board (OEB).

•	Hydro One filed a Motion to Review and Vary the OEB’s decision on the Company’s 2018-2022 Distribution Revenue Requirement Application with respect to recovery of pension costs.

•	The Company appealed to the Ontario Divisional Court with respect to the OEB’s decision upholding its original finding on the handling of the deferred tax asset.

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Continued focus on operational improvement through initiatives such as the use of Telematics within the Company’s fleet increased utilization by 14% and led to incremental year-over-year productivity savings.

•	Billing accuracy continues to surpass the OEB’s requirements of 98%, ending the quarter at 99.6%, up from 99.4% at the end of 2018.

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Hydro One and the Society of United Professionals reached a settlement of a two-year collective agreement covering approximately 1,500 employees in critical engineering, supervisory and administrative roles.

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Mark Poweska, recently announced as President and CEO, has a proven record that reinforces the Company’s unwavering commitment to safety, operational excellence, exceptional customer service, and cutting costs.

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Chris Lopez, appointed as Chief Financial Officer (CFO), distinguished himself as Acting CFO by leading the Finance organization where he successfully secured favourable financing and delivered impactful productivity initiatives across the business.

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Organized transition of senior management team underway with the retirement of the Chief Human Resource Officer and the departures of the Chief Operating Officer, Chief Legal Officer and Chief Corporate Development Officer. Hydro One’s significant bench strength and management depth will ensure stability and continuity during this period of transition.

•	Hydro One Inc. successfully issued $1.5 billion of long-term debt on April 5, 2019.

•	Quarterly dividend declared at $0.2415 per share, payable June 28, 2019, an increase of 5%.

“I am pleased to join a results-driven team at a critical point in Hydro One’s transformation into a customer-focused and innovative company focused on safety, driving down costs and delivering greater value to customers, communities and shareholders,” said Mark Poweska, incoming President and CEO, Hydro One. “Building on the Company’s strong business foundations, Hydro One will prioritize meeting the needs of our customers, employees, investors and all stakeholders through continuous improvement and an unfailing commitment to safety and exceptional service. I look forward to working with Hydro One’s Board of Directors and management team to develop a clear vision and strategy that will ensure a strong, stable and successful Hydro One now and into the future.”

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Selected Consolidated Financial and Operating Highlights

	Three months ended March 31
(amounts throughout in millions of Canadian dollars, except as otherwise noted)	2019	2018

Revenues	1,759	1,576
Purchased power	807	751
Revenues, net of purchased power[1]	952	825
Net income attributable to common shareholders	171	222
Costs (income) related to acquisition of Avista	140	(12)
Adjusted net income attributable to common shareholders[1]	311	210

Basic EPS	$0.29	$0.37
Diluted EPS	$0.29	$0.37
Adjusted basic EPS[1]	$0.52	$0.35
Adjusted diluted EPS[1]	$0.52	$0.35

Net cash from operating activities	118	376
Capital investments	311	305
Assets placed in-service	145	145

Transmission: Average monthly Ontario 60-minute peak demand (MW)	20,763	19,815
Distribution: Electricity distributed to Hydro One customers (GWh)	7,738	7,406
1 Non-GAAP Measures - Hydro One uses financial measures that do not have a standardized meaning under generally accepted accounting principles in the United States of America (US GAAP) and may not be comparable to similar measures presented by other entities. Hydro One calculated the non-GAAP measures by adjusting certain US GAAP measures for specific items that impact comparability but which the Company does not consider part of normal, ongoing operations. Refer to the Non-GAAP Measures section of the Company’s Management's Discussion and Analysis for further discussion of these items.

Key Financial Highlights
In the first quarter of March 31, 2019, the Company reported net income attributable to common shareholders of $171 million (2018 - $222 million), a 23.0% decrease from last year, and EPS of $0.29 (2018 - $0.37). Adjusted EPS, which exclude the impact of $140 million costs related to the termination of the Avista Corporation acquisition agreement (Merger), was $0.52 for the quarter.
Revenues, net of purchased power, for the first quarter were higher than last year by 15.4% driven by higher distribution revenues primarily due to OEB's decision on the 2018 and 2019 distribution rates.
The comparability of first quarter earnings was impacted by costs related to the Merger. This consisted of $138 million OM&A costs for the Merger termination fee, and $53 million financing charges due to the reversal of previously recorded gains on the foreign-exchange contract and the write-off of deferred financing costs partially offset by a decrease in interest expense related to convertible debentures.
In addition, first quarter OM&A costs were higher than prior year due to higher project write-offs, primarily driven by the regulatory decision with regard to the Lake Superior Link project. Higher vegetation coverage compared to the previous year and higher emergency power restoration costs due to a higher volume of weather related emergency calls were offset by lower costs due to the repatriation of the Call Centre which resulted in operational improvements.
The income tax recovery for the first quarter of 2019 was primarily attributable to a combination of costs related to the Merger and incremental tax deductions as a result of the deferred tax asset sharing mandated by the OEB. This was partially offset by higher income before taxes from ongoing operations.
Hydro One continues to invest in the reliability and performance of Ontario’s electricity transmission and distribution systems, address aging power system infrastructure, facilitate connectivity to new load customers and generation sources, and improve service to customers. The Company made capital investments of $311 million during the first quarter, and placed $145 million worth of new assets in-service.

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Selected Operating Highlights
On March 28, following a thorough and competitive international search process, the Company announced Mark Poweska as its new President and CEO. Mark comes to Hydro One with over 25 years of experience at BC Hydro where he last served as Executive Vice President, Operations, with responsibility for all aspects of the Company’s electricity generation, transmission and distribution operations.
On March 21, Hydro One submitted its 2020-2022 Transmission Rate Application to the OEB. The Company’s three-year investment plan aims to keep Ontario’s transmission system safe and reliable which is essential to supporting strong and successful communities.
During the quarter, the Company received a decision from the OEB on its 2018-2022 Distribution Revenue Requirement Application. Hydro One filed a Motion to Review and Vary the OEB’s decision on the Company’s Distribution Revenue Requirement Application with respect to recovery of pension costs and the Company filed an appeal with the Ontario Divisional Court with respect to the decision.
The OEB upheld its original decision on the handling of the deferred tax asset that arose from the payment of a departure tax at the time of Hydro One's transition to an investor-owned company. Hydro One filed an appeal with the Ontario Divisional Court with respect to the OEB's deferred tax asset decision.
Hydro One and the Society of United Professionals reached a settlement of a two-year collective agreement covering approximately 1,500 employees in critical engineering, supervisory and administrative roles. This agreement recognizes the significant contributions employees make in maintaining the supply of power across the province while delivering value to customers and shareholders.
On January 23, 2019, Hydro One and Avista announced that the companies mutually agreed to terminate their previously announced merger agreement.
Subsequent to the termination of the Avista transaction, on February 8, the Company completed the redemption of all of its outstanding $1.54 billion aggregate principal amount of 4.00% convertible unsecured subordinated debentures represented by installment receipts.
Common Share Dividends
Following the conclusion of the first quarter, on May 8, 2019, the Company declared a quarterly cash dividend to common shareholders of $0.2415 per share to be paid on June 28, 2019 to shareholders of record on June 12, 2019. This represents a dividend increase of 5% since the last increase in May 2018.

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Supplemental Segment Information

	Three months ended March 31
(millions of dollars)	2019	2018

Revenues
Transmission	428	421
Distribution	1,321	1,145
Other	10	10
Total revenues	1,759	1,576

Revenues, net of purchased power
Transmission	428	421
Distribution	514	394
Other	10	10
Total revenues, net of purchased power	952	825

Income (loss) before financing charges and taxes
Transmission	216	213
Distribution	270	157
Other	(162)	(12)
Total income before financing charges and taxes	324	358

Capital investments
Transmission	206	190
Distribution	103	114
Other	2	1
Total capital investments	311	305

Assets placed in-service
Transmission	54	38
Distribution	88	105
Other	3	2
Total assets placed in-service	145	145

This press release should be read in conjunction with the Company’s first quarter 2019 Consolidated Financial Statements and Management’s Discussion and Analysis (MD&A). These financial statements and MD&A together with additional information about Hydro One, including the audited amended consolidated financial statements and amended MD&A for the year ended December 31, 2018 can be accessed at www.HydroOne.com/Investors and www.sedar.com.
Quarterly Investment Community Teleconference
The Company’s first quarter 2019 results teleconference with the investment community will be held on May 9, 2019 at 8 a.m. ET, a webcast of which will be available at www.HydroOne.com/Investors. Members of the financial community wishing to ask questions during the call should dial 1-855-716-2690 prior to the scheduled start time and request access to Hydro One’s first quarter 2019 results call, conference ID 3488617 (international callers may dial 1-440-996-5689). Media and other interested parties are welcome to participate on a listen-only basis. A webcast of the teleconference will be available at the same link following the call. Additionally, investors should note that from time to time Hydro One management presents at brokerage sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made available on Hydro One’s website at www.HydroOne.com/Investors and are posted generally at least two days before the conference.
About Hydro One Limited
We are Ontario's largest electricity transmission and distribution provider with almost 1.4 million valued customers, almost C$25.5 billion in assets and 2018 annual revenues of almost C$6.2 billion. Our team of approximately 8,600 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2018, Hydro One

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invested almost $1.6 billion in its 30,000 circuit kilometres of high-voltage transmission and 123,000 circuit kilometres of primary distribution networks and injected approximately $1.3 billion into the economy by buying goods and services in Ontario. We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are one of only six utility companies in Canada to achieve the Sustainable Electricity Company designation from the Canadian Electricity Association. Through Hydro One Telecom Inc.'s extensive fibre optic network, we also provide advanced broadband telecommunications services on a wholesale basis. Hydro One Limited's common shares are listed on the Toronto Stock Exchange (TSX: H).
For More Information
For more information about everything Hydro One, please visit www.HydroOne.com where you can find additional information including links to securities filings, historical financial reports, and information about the Company's governance practices, corporate social responsibility, customer solutions, and further information about its business.
Forward-Looking Statements and Information
This press release may contain “forward-looking information” within the meaning of applicable securities laws. Such information includes, but is not limited to, statements related to: momentum; continuous improvement; commitment to safety and service; vision and strategy; customer service; reliability and performance; connections; the Company’s transmission and distribution regulatory applications, related decisions and anticipated impacts; ongoing and planned investments, projects and initiatives; dividends; and transition of the Company’s senior management team. Words such as “expect,” “anticipate,” “intend,” “attempt,” “may,” “plan,” “will”, “can”, “believe,” “seek,” “estimate,” and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.
For further information, please contact:
Investors:
Omar Javed
Vice President, Investor Relations
investor.relations@hydroone.com
416-345-5943
Media:
Jay Armitage
Director, Communications
media.relations@hydroone.com
416-345-6868

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